FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated May 1, 2003,

2.

Notice of Special and Annual General Meeting of Shareholders.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 4, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

June 4, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 1, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) reports that it has amended its agreement with The Havana Group, Inc. (“Havana”) whereby Havana has the right to acquire a an effective 50% interest in Oromin’s Santa Rosa Property.  The purchase price for such interest has been increased by US$100,000 to US$1,500,000 which will be paid over time as Havana raises funds to complete the purchase.  In addition, Havana has agreed to issue 1,000,000 shares of its common stock to Oromin’s wholly-owned subsidiary, Cynthia Holdings Limited, upon making the first payment of the purchase price.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 28, 2003

To:

All Applicable Securities Commissions

“VIA SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Special and Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for a Special  and Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Special and Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	687082107
5.	Record Date for Notice	:	June 20, 2003
6.	Record Date for Voting	:	June 20, 2003
7.	Beneficial Ownership Determination Date	:	June 20, 2003
8.	Meeting Date	:	July 30, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Special and Non-Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Ginna Tiongco, Computershare Trust Company of Canada (Fax #604-683-3694)

James Harris, Thomas Rondeau (Fax #604-688-6995)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan